United States
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                              SCHEDULE 13D/A
                             (Amendment No. 2)
                 Under the Securities Exchange Act of 1934

                               ------------

                             CATALYTICA, INC.
                             (Name of Issuer)


                               COMMON STOCK
                              $.001 PAR VALUE
                      (Title of Class of Securities)

                                148885-106
                              (CUSIP Number)

                         MITSUBISHI OIL CO., LTD.
                     (Name of Person Filing Statement)


                                                    Copy to:
                                              Theodore A. Paradise
           Yoshindo Tomoi                    Davis Polk & Wardwell
      Mitsubishi Oil Co., Ltd.            Akasaka Twin Tower East, 13F
       2-6, Toranomon 1-chome                17-22, Akasaka 2-chome
     Minato-ku, Tokyo 105-8457                 Minato-ku, Tokyo 107
                Japan                                Japan
    Tel. No.: (81) (3) 5521-2105          Tel. No.: (81) (3) 5561-4421

                    (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications)

                               November 25, 1997
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

      Check the following box if a fee is being paid with this statement:
[ ]. (A fee is not required only if the reporting persons (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)


                                  SCHEDULE 13D

CUSIP No. 148885-106                                       Page 2 of 4 Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mitsubishi Oil Co., Ltd.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  --------
                                                                  (b)  |x|


 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

      WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Japan


                                          7     SOLE VOTING POWER

                                                1,648,132 Shares of Common Stock

               NUMBER OF SHARES           8     SHARED VOTING POWER
             BENEFICIALLY OWNED BY
             EACH REPORTING PERSON              None
                     WITH
                                          9     SOLE DISPOSITIVE POWER

                                                1,648,132 Shares of Common Stock

                                         10     SHARED DISPOSITIVE POWER

                                                None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,648,132 Shares of Common Stock

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.0% (See Item 5 for a description of the method used in calculating this percentage.)

14    TYPE OF REPORTING PERSON*

      CO
                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC1746 (9-88) 2 of 7

      Mitsubishi Oil Co., Ltd. (the "Buyer") hereby amends and supplements its Statement on Schedule 13D originally filed on February 26, 1993 (the "Original Schedule 13D"), as amended by Amendment No. 1 to its Original 13D filed on October 28, 1997 ("Amendment No. 1").

Item 1.  Security and Company.

      The class of equity securities to which this statement relates is the Common Stock, $.001 par value per share (the "Shares"), of Catalytica, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 430 Ferguson Drive, Building 3, Mountain View, California 94043.

Item 2.  Identity and Background.

       On December 1, 1997, the address of the principal business and the principal office of Buyer was changed to 2-6, Toranomon 1-chome, Minato-ku, Tokyo 105-8457, Japan.

Item 5.  Interest in Securities of the Issuer.

       The responses set forth in Items 5(a) and 5(b) of Amendment No. 1 are hereby amended in their entirety as follows:

      (a) After giving effect to the sale described in Item 5(c) below, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Buyer beneficially owns 1,648,132 Shares, representing approximately 4.0% of the outstanding Shares of the Company.(1)

      (b) Buyer has sole power to vote and to dispose of 1,648,132 Shares.

       The responses set forth in Items 5(c) and 5(e) of the Original
Schedule 13D are hereby amended in their entirety as follows:

       (c) On November 25, 1997, Buyer completed the sale of 400,000 Shares in market transactions on the Nasdaq National Market. Information regarding the sales dates, amounts and selling price of such Shares is presented in Annex 1 hereto.

       (e) On November 1, 1997, Buyer ceased to beneficially own more than five percent (5%) of the outstanding Shares of the Company.(1)

[FN]
       (1) Percentage of Shares has been calculated by reference to the total number of shares of Common Stock and Class A Common Stock of the Company outstanding as of November 1, 1997.


                                SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 1997


                                                MITSUBISHI OIL CO., LTD.



                                                By /s/ Yoshindo Tomoi
                                                   -------------------------
                                                   Name: Yoshindo Tomoi
                                                   Title: Managing Director




                                                                    ANNEX 1

                    Sales of Catalytica Shares
                                             Sales Price per
                                                  Share
   Date of Sale         Number of Shares          (US $)
     11/04/97             20,000             12.5000
     11/05/97              3,000             12.5000
     11/10/97             20,000             12.0000
     11/14/97             30,000             10.5000
     11/17/97             92,000             10.5000
     11/18/97            145,000             10.7845
     11/21/97             30,000             10.5000
     11/25/97             60,000             10.0000
       Total             400,000